SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A2 (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                                   Curis, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    231269101
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 1, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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




--------------------------------------------------------------------------------
CUSIP No.  231269101
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      (1) NAME OF REPORTING PERSONS
          Elan Corporation, plc
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) / /
          (b) / /
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS WC, OO
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e) / /
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Ireland
----------------------- --------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              364,535
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               None
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             364,535
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         None
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           364,535
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           / /
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      (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (based on
          41,359,136 shares of Common Stock outstanding on February 23, 2004, as reported in an annual report on Form 10-K filed by the Issuer on March 1, 2004, plus 314,535 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common Stock issuable upon exercise of the Warrant)

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      (14) TYPE OF REPORTING PERSON
           CO
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Item 1. Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D/A2 amends Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 4, 2003 and Schedule 13D/A1 filed with the SEC on January 29, 2004 by Elan Corporation, plc, an Irish public limited company, with respect to the Common Stock,



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

$0.01 par value, of Curis, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 61 Mouton Street, Cambridge, Massachusetts, 02138.

Item 5. Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Elan is the beneficial owner of 364,535 shares of Common Stock, including 314,535 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common Stock issuable upon exercise of the Warrant, representing 0.9% of the outstanding shares of Common Stock (based on 41,359,136 shares of Common Stock outstanding on February 23, 2004, as reported in an annual report on Form 10-K filed by the Issuer on March 1, 2004, plus 314,535 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common Stock issuable upon exercise of the Warrant).

     (b) Elan has the sole voting and dispositive power over 364,535 shares of Common Stock, including 314,535 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common Stock issuable upon exercise of the Warrant.

     (c) From January 29, 2004 through March 3, 2004 Elan sold an aggregate of 2,205,830 shares of Common Stock in open market transactions as listed below:

   -----------------------------------------------------------------------------
   Date of Sale                        Amount               Price Per Share
   -----------------------------------------------------------------------------
   1/29/04                               600                       $5.86
   -----------------------------------------------------------------------------
   1/29/04                               900                       $5.85
   -----------------------------------------------------------------------------
   1/29/04                               100                       $5.83
   -----------------------------------------------------------------------------
   1/29/04                               100                       $5.82
   -----------------------------------------------------------------------------
   1/29/04                               100                       $5.81
   -----------------------------------------------------------------------------
   1/29/04                             5,000                       $5.80
   -----------------------------------------------------------------------------
   1/29/04                             1,000                       $5.78
   -----------------------------------------------------------------------------
   1/29/04                               200                       $5.77
   -----------------------------------------------------------------------------
   1/29/04                             1,400                       $5.76
   -----------------------------------------------------------------------------
   1/29/04                            12,800                       $5.75
   -----------------------------------------------------------------------------
   1/29/04                               200                       $5.67
   -----------------------------------------------------------------------------
   1/29/04                               500                       $5.653
   -----------------------------------------------------------------------------


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

   1/29/04                            11,200                       $5.65
   -----------------------------------------------------------------------------
   1/29/04                             1,000                       $5.64
   -----------------------------------------------------------------------------
   1/29/04                             2,600                       $5.63
   -----------------------------------------------------------------------------
   1/29/04                               200                       $5.62
   -----------------------------------------------------------------------------
   1/29/04                             1,800                       $5.61
   -----------------------------------------------------------------------------
   1/29/04                             6,200                       $5.60
   -----------------------------------------------------------------------------
   1/29/04                             1,700                       $5.59
   -----------------------------------------------------------------------------
   1/29/04                             3,500                       $5.58
   -----------------------------------------------------------------------------
   1/29/04                             1,500                       $5.572
   -----------------------------------------------------------------------------
   1/29/04                             1,900                       $5.57
   -----------------------------------------------------------------------------
   1/29/04                             4,500                       $5.56
   -----------------------------------------------------------------------------
   1/29/04                            10,400                       $5.55
   -----------------------------------------------------------------------------
   1/29/04                             1,100                       $5.54
   -----------------------------------------------------------------------------
   1/29/04                               100                       $5.534
   -----------------------------------------------------------------------------
   1/29/04                               100                        5.533
   -----------------------------------------------------------------------------
   1/29/04                             5,100                        5.53
   -----------------------------------------------------------------------------
   1/29/04                               800                       $5.523
   -----------------------------------------------------------------------------
   1/29/04                             6,600                        5.52
   -----------------------------------------------------------------------------
   1/29/04                               700                       $5.513
   -----------------------------------------------------------------------------
   1/29/04                             9,200                        5.51
   -----------------------------------------------------------------------------
   1/29/04                           106,900                        5.50
   -----------------------------------------------------------------------------
   1/30/04                            10,000                       $5.75
   -----------------------------------------------------------------------------
   2/03/04                            40,000                       $5.62
   -----------------------------------------------------------------------------


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

   -----------------------------------------------------------------------------
   2/04/04                             1,000                       $5.63
   -----------------------------------------------------------------------------
   2/04/04                               200                       $5.62
   -----------------------------------------------------------------------------
   2/04/04                             1,300                       $5.61
   -----------------------------------------------------------------------------
   2/04/04                            20,800                       $5.60
   -----------------------------------------------------------------------------
   2/26/04                            25,000                        5.00
   -----------------------------------------------------------------------------
   2/27/04                            10,000                       $5.00
   -----------------------------------------------------------------------------
   3/01/04                               100                       $5.207
   -----------------------------------------------------------------------------
   3/01/04                               200                       $5.20
   -----------------------------------------------------------------------------
   3/01/04                            52,000                       $5.12
   -----------------------------------------------------------------------------
   3/01/04                            37,300                       $5.11
   -----------------------------------------------------------------------------
   3/01/04                             1,600                       $5.10
   -----------------------------------------------------------------------------
   3/01/04                           100,000                       $5.095
   -----------------------------------------------------------------------------
   3/01/04                           199,700                       $5.07
   -----------------------------------------------------------------------------
   3/02/04                             1,300                       $5.14
   -----------------------------------------------------------------------------
   3/02/04                             4,800                       $5.13
   -----------------------------------------------------------------------------
   3/02/04                            10,200                       $5.12
   -----------------------------------------------------------------------------
   3/02/04                               500                       $5.11
   -----------------------------------------------------------------------------
   3/02/04                            13,800                       $5.10
   -----------------------------------------------------------------------------
   3/02/04                             2,300                       $5.07
   -----------------------------------------------------------------------------
   3/02/04                             1,200                       $5.06
   -----------------------------------------------------------------------------
   3/02/04                             7,700                       $5.05
   -----------------------------------------------------------------------------
   3/02/04                             5,200                       $5.04
   -----------------------------------------------------------------------------
   3/02/04                               800                       $5.034
   -----------------------------------------------------------------------------




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

   -----------------------------------------------------------------------------
   3/02/04                               100                       $5.031
   -----------------------------------------------------------------------------
   3/02/04                             4,600                       $5.03
   -----------------------------------------------------------------------------
   3/02/04                               100                       $5.023
   -----------------------------------------------------------------------------
   3/02/04                               400                       $5.02
   -----------------------------------------------------------------------------
   3/02/04                             2,500                       $5.01
   -----------------------------------------------------------------------------
   3/02/04                               700                       $5.003
   -----------------------------------------------------------------------------
   3/02/04                               100                       $5.001
   -----------------------------------------------------------------------------
   3/02/04                            63,700                       $5.00
   -----------------------------------------------------------------------------
   3/03/04                             2,500                        5.05
   -----------------------------------------------------------------------------
   3/03/04                             3,800                        5.03
   -----------------------------------------------------------------------------
   3/03/04                            26,000                        5.02
   -----------------------------------------------------------------------------
   3/03/04                            13,900                        5.01
   -----------------------------------------------------------------------------
   3/03/04                         1,340,430                        5.00
   -----------------------------------------------------------------------------


     (d) N/A

     (e) Elan ceased to be the beneficial owner of more than five percent of Common Stock on March 1, 2004.





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



                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 4, 2004


                                     ELAN CORPORATION, PLC



                                     By:   /s/ William F. Daniel
                                           -----------------------------------
                                           Name:   William F. Daniel
                                           Title:  Company Secretary/Director




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